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U.S. SE 13014176 MISSION

SEC Mail Processing Section
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-67486

REPORT FOR THE PERIOD BEGINNING	01/01/12 (MM/DD/YY)	**AND ENDING**	12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clearview Correspondent Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8006 Discovery Drive, Suite 400
(No. and Street)

Richmond	**Virginia**	**23229**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — **804-649-3965**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	**St. Suite 3600**	**Charlotte**	**North Carolina**	**28202**
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

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Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to the firm of Clearview Correspondent Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall B. Saufley
Chief Financial Officer

Notary Public 283712 Expires: 9/30/2015

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARVIEW

CORRESPONDENT SERVICES

(a wholly-owned subsidiary of BB&T Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 3,507,118
Cash segregated under federal regulations	34,688,311
Securities owned, pledged, at fair value	949,582
Securities borrowed	150,900
Receivables from brokers, dealers and clearing organizations	45,719,741
Receivables from customers	117,221,576
Receivables from affiliated correspondents	16,358,100
Receivable from Parent	1,655,407
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $580,840)	466,254
Goodwill	3,446,900
Deferred tax assets	482,497
Other assets	1,509,706
Total assets	$ 226,156,092

LIABILITIES AND MEMBER'S EQUITY	
Short-term borrowing with affiliate	$ 45,500,719
Payables to brokers, dealers and clearing organizations	47,314,658
Payables to customers	62,276,728
Payables to affiliate correspondents	787,786
Payables to fully-disclosed correspondents	619,991
Accrued expenses, compensation and other liabilities	23,620,266
Total liabilities	180,120,148
MEMBER'S EQUITY	
Member's equity	46,035,944
Total liabilities and member's equity	$ 226,156,092

The accompanying notes are an integral part of the Statement of Financial Condition.

Independent Auditor's Report

To the Board of Managers and Member of Clearview Correspondent Services, LLC (a wholly-owned subsidiary of BB&T Corporation):

We have audited the accompanying statement of financial condition of Clearview Correspondent Services, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013
Charlotte, NC

1. Organization and Description of Business

Clearview Correspondent Services, LLC (the "Company") was established during 2006 as a broker-dealer to provide correspondent clearing services to broker-dealers and entities involved in the securities industry. Operations commenced in October 2007. The Company is a wholly-owned subsidiary of BB&T Corporation ("Parent"), sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA"). See Note 15 for subsequent organizational changes.

As a correspondent clearing firm, the Company provides clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis. As such, the Company will not carry customer accounts of its own, but will only accept accounts introduced by an introducing firm.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates.

Cash and cash equivalents
Cash and cash equivalents represents amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation. Cash and cash equivalents have original maturities of three months or less.

Securities borrowed
Securities borrowed for cash collateral are accounted for as financing transactions and are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest expense is recorded on an accrual basis. The Company measures the fair value of the securities borrowed, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("Topic 820"), against the collateral on a daily basis, and additional collateral is provided to cover deficits, and excess reacquired to ensure that such transactions are properly collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. The Company monitors the fair value of collateral held and the fair value of securities receivable from others, in accordance with Topic 820. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the Southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated useful lives of the assets (ranging from 3 to 7 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Goodwill
Goodwill represents the cost in excess of the fair value of net assets acquired in business acquisitions. Goodwill is not amortized over an estimated useful life, but rather is tested at least annually for impairment. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the

Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible reduction in the fair value of the Company below its carrying amount. Management evaluated the sensitivity of significant assumptions in its impairment analysis including consideration of a ten percent change in estimated future cash flows or the discount rate. Through December 31, 2012, the Company did not record any goodwill impairment based on its testing.

Fair Value Measurements
Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Income taxes
The Company's operating results are included in the consolidated federal income tax return of the Parent. The method of allocating federal income tax expense (benefit) is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company has no unrecognized tax benefits, interest or penalties accrued as of December 31, 2012.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws or rates, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Fair Value Measurements

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a United States Treasury Bond, due June 6, 2013, with a fair value of $949,582 at December 31, 2012, that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for identical or similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets for the year ended December 31, 2012.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets for the year ended December 31, 2012.

4. Cash Segregated Under Federal Regulations

At December 31, 2012, cash of $34,438,311 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer-related credits over customer-related debits. As of December 31, 2012, there was an excess of total debits over total credits of $7,284,083. On January 3, 2013, a withdrawal of $31,722,396 was made.

The Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At December 31, 2012, the Company had a PAIB deposit segregated in special reserve bank accounts of $250,000. As of December 31, 2012, there was an excess of total debits over total credits of $22,162,748.

5. Receivables From and Payables To Brokers, Dealers and Clearing Organizations

The balances shown as receivables from, and payables to, brokers, dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2012 were as follows:

	Receivables	Payables
Failed to deliver/receive	$ 39,363,443	$ 43,870,382
Clearing organizations	-	3,101,139
Other	6,356,298	343,137
Total	$ 45,719,741	$ 47,314,658

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2012:

Construction in process	$ 1,121
Furniture and equipment	97,287
Alterations and improvements	97,809
Computer equipment & software	850,877
Less: accumulated depreciation	(580,840)
Total	$ 466,254

7. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the line equal to available collateral. The line of credit may be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2012, there were no borrowings outstanding in connection with the line of credit, and there was very limited borrowing under this line during the year. The effective interest rate on borrowing under the line is 1.375%.

The Company also maintains an unsecured line of credit from the Parent totaling $575,000,000. As of December 31, 2012, $45,500,719 was outstanding with an effective interest rate which ranged from 0.46% to 0.55% per annum, throughout 2012. There is no established maturity date under the agreement with the Parent.

8. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities, included in the Statement of Financial Condition, at December 31, 2012, are as follows:

Deferred tax assets:	
Accrued expenses	$ 170,001
Deferred expenses	160,333
Reserves	36,256
Other state only modifications	1,902
Equity-based compensation	156,304
Total Deferred tax assets	$ 524,796
Deferred tax liabilities:	
Depreciation	$ 10,474
Accrued incentive compensation	31,825
Total Deferred tax liabilities	$ 42,299
Net Deferred tax assets	$ 482,497

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, *Income Taxes*. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2012. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2008 are open for examination

9. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2012, the Company had net capital of $30,322,812, which was $27,728,537 in excess of its minimum net capital requirement of $2,594,275. Net capital as a percent of aggregate debit balances was 23.38% at December 31, 2012.

10. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For regular employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations. During 2012, the Company did not have any employees participate in this plan.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's share-related awards, such as share options and restricted share units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Parent measures the fair value of restricted shares based on the price of the Parent's common stock on the grant date and the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period.

11. Related Party Transactions

The Company is a member of a group of affiliated companies and, as disclosed below and in Notes 7 and 10, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent and its subsidiaries provide management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll, technology, and other administrative services.

The Company provides services to an affiliated company, Scott & Stringfellow, LLC, a wholly-owned subsidiary of the Parent and BB&T Investment Services, Inc., another affiliated broker-dealer. Pricing for clearing services is established through mutual agreement between the Company and each of the two affiliated companies and therefore it is possible that the terms of these pricing arrangements are not the same as those that would result from transactions among wholly unrelated parties.

Scott & Stringfellow, LLC also provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as certain other administrative services.

At December 31, 2012, the Company had several bank accounts with the Parent with a net balance of $500,000 in Cash and cash equivalents and $2,237,367 in Cash segregated under federal regulations. At December 31, 2012, the Company had a Receivable from the Parent in the amount of $1,655,407 in the Statement of Financial Condition. Included in this amount is a receivable relating to IDP fees in the amount of $434,953, and an income tax benefit of $234,087 which is part of the total tax receivable from Parent of $1,220,454.

At December 31, 2012 the Company had $45,500,719 of short-term borrowings with an affiliate.

At December 31, 2012 the Company had receivables of $22,420,281 for securities purchased and sold for Scott & Stringfellow, LLC. While the Company's balance sheet is not held on a trade-date basis, the Company has a trade-date receivable from the affiliate in the amount of $5,309,341. These amounts are offset by $11,371,522 of unsettled operational balances such as customer margin interest and commissions due to Scott & Stringfellow, LLC, resulting in a Receivable from affiliate correspondents of $16,358,100.

At December 31, 2012 the Company had payables of $787,786 to BB&T Investment Services, Inc.

The Company has a sublease agreement with Scott & Stringfellow, LLC. The sublease agreement contains a cancelable term with no renewal options expiring in 2025.

12. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to credit and market risks that are not reflected on the Statement of Financial Condition, in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company is indemnified and guaranteed by correspondents, against specified potential losses in connection with the Company acting as an agent of, or providing services to, the correspondents.

13. Commitments and Contingencies

At December 31, 2012, the Company had minimum lease obligations for non-cancelable operating leases as follows:

For the years ending December 31:	
2013	$ 413,645
2014	425,201
2015	437,100
2016	449,347
2017	461,951
Thereafter	4,091,546
Total minimum future payments	$ 6,278,790

14. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, the Company's management believes that such proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position, results of operations or cash flows.

15. Subsequent Events

On January 1, 2013, the Company entered into a merger agreement with its affiliated broker dealer, Scott & Stringfellow, LLC, which resulted in the Parent contributing the net assets of Scott & Stringfellow, LLC, including its CHOICE advisory business, to Clearview. The merger of these affiliated companies will provide operational efficiencies. The net assets of Scott & Stringfellow, LLC, which totaled $211,449,475 were measured at their historical carrying amounts as of the date of transfer. Concurrent with the consummation of this transaction, the name of the combined entity was changed to BB&T Securities, LLC ("BB&T Securities").

On January 1, 2013, BB&T Securities, LLC declared a dividend of the net assets related to the CHOICE advisory business, which totaled $12,487,837, to its Parent. The dividend of the net assets of the CHOICE advisory business included $12,186,670 of goodwill.

The net assets of the CHOICE advisory business were immediately contributed by the Parent to Sterling Capital Management, LLC ("Sterling Capital"), an affiliated registered investment advisor. In connection with these transactions, BB&T Securities, LLC assigned certain agreements related to the CHOICE advisory business and entered into certain sub-advisory agreements with Sterling Capital.